Exhibit 11

Earnings Per Share

CORN PRODUCTS INTERNATIONAL, INC. (“CPI”)

Computation of Net Income

Per Share of Common Stock

(All figures are in millions except per share data)	Three Months Ended September 30, 2009	Nine Months Ended September 30, 2009
Average shares outstanding – Basic	74.9	74.9

Effect of dilutive securities:
Stock options and other *	0.8	—
Average shares outstanding – Assuming dilution.	75.7	74.9

Net income (loss) attributable to CPI	$52.8	$(15.2)

Net income (loss) per share of CPI:
Basic	$0.70	$(0.20)
Diluted	$0.70	$(0.20)

*Due to the net loss reported for the nine month period, no incremental shares are included in the computation of Diluted EPS for that period as the effect of doing so would be anti-dilutive.